Exhibit (d)(3)

salesforce.com, inc.

The Landmark @ One Market, Suite 300

San Francisco, CA 94105

May 28, 2016

Demandware, Inc.

5 Wall St.

Burlington, MA 01803 USA

Attn: Thomas Ebling, Chief Executive Officer

Re:    Exclusivity

Ladies and Gentlemen:

Demandware, Inc. (“Company”) and salesforce.com, inc. (“Purchaser”) wish to engage in negotiations regarding a possible strategic transaction involving Purchaser and Company (a “Possible Transaction”). In order to induce Purchaser to enter into negotiations with Company regarding a Possible Transaction (and in recognition of the time and effort that Purchaser may expend and the expenses that Purchaser may incur in pursuing these negotiations), Company, intending to be legally bound, agrees as follows:

1. Company acknowledges and agrees that, until the earlier of the end of the No-Shop Period (as defined in paragraph 4 below) or the date on which Purchaser advises Company in writing that Purchaser is terminating all negotiations regarding a Possible Transaction, Company will not, and will not permit any of its Representatives (as defined in paragraph 4 below) to, directly or indirectly:

(a) solicit or knowingly encourage the initiation or submission of any expression of interest, inquiry, proposal or offer from any person or entity (other than Purchaser and its Representatives) relating to a possible Acquisition Transaction (as defined in paragraph 4 below);

(b) participate in any discussions or negotiations or enter into any agreement with, or provide any information to, any person or entity (other than Purchaser and its Representatives) relating to or in connection with a possible Acquisition Transaction; or

(c) respond to, consider or accept any proposal or offer from any person or entity (other than Purchaser and its Representatives) relating to a possible Acquisition Transaction.

Company shall, and shall cause each of its Representatives to, immediately terminate and cease any ongoing discussions, communications or negotiations or other direct or indirect contact with any person or entity (other than Purchaser and its Representatives) relating to any possible Acquisition Transaction (provided, however, that the mere receipt by Company or any of its Representatives of a communication or contact in which no information is conveyed to such person or entity other than the inability of Company and its Representatives to have any communication shall not constitute a breach of this sentence). Company shall as promptly as practicable, and in no event more than 24 hours after receipt, provide Purchaser with written notice of any expression of interest, inquiry, proposal or offer relating to a possible Acquisition Transaction that is received by Company or by any of Company’s Representatives from any person or entity (other than Purchaser or its Representatives) after the date hereof and on or prior to the expiration of the No-Shop Period (such notice to include the terms and conditions of (but not the identity of the person or entity proposing) such possible Acquisition Transaction; provided, however, that such notice need not include such terms and conditions if both (x) inclusion of such terms and conditions would constitute a breach of a confidentiality agreement between such person or entity and Company and (y) such person or entity has not had any contact with Company regarding a potential Acquisition Transaction during the one-month period prior to the date hereof).

2. Company acknowledges and agrees that, in addition to all other remedies available (at law or otherwise) to Purchaser, Purchaser shall be entitled to equitable relief (including injunction and specific performance) as a remedy for any breach or threatened breach of any provision of this letter agreement. Company further acknowledges and agrees that Purchaser shall not be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this paragraph 2, and Company waives any right it may have to require that Purchaser obtain, furnish or post any such bond or similar instrument.

3. This letter agreement shall be governed by and construed in accordance with the laws of the State of Delaware (without giving effect to principles of conflicts of laws). Each of Company and Purchaser: (a) consents and submits to the jurisdiction of the state and federal courts located in the State of Delaware for purposes of any action, suit or proceeding arising out of or relating to this letter agreement; (b) agrees that service of any process, summons, notice or document by U.S. mail addressed to Company at the address set forth at the beginning of this letter agreement shall be deemed to constitute effective service thereof for purposes of any action, suit or proceeding arising out of or relating to this letter agreement; (c) waives any objection to the laying of venue of any action, suit or proceeding arising out of or relating to this letter agreement in any state or federal court located in the State of Delaware; and (d) waives the right to plead or claim, and irrevocably and unconditionally agrees not to plead or claim, that any action, suit or proceeding arising out of or relating to this letter agreement that is brought in any state or federal court located in the State of Delaware has been brought in an inconvenient forum.

4. For purposes of this letter agreement:

(a) A party’s “Representatives” shall include its officers, directors, employees, attorneys, advisors, accountants, bankers, contractors, agents and representatives.

(b) “Acquisition Transaction” shall mean any transaction involving:

(i) the sale, license, disposition or acquisition of all or a material portion of the business or assets of Company or any direct or indirect subsidiary or division of Company;

(ii) the entry into a material licensing or commercial arrangement outside the ordinary course of business of Company (in dollar value, terms, scope or otherwise) which could reasonably be expected to impact the ability or desire of either party to complete a Possible Transaction;

(iii) the issuance, grant, disposition or acquisition of (A) any material amount of capital stock or other equity securities of Company or any direct or indirect subsidiary of Company, (B) any option, call, warrant or right (whether or not immediately exercisable) to acquire any material amount of capital stock or other equity securities of Company or any direct or indirect subsidiary of Company, or (C) any security, instrument or obligation that is or may become convertible into or exchangeable for any material amount of capital stock or other equity securities of Company or any direct or indirect subsidiary of Company (excluding, in each case, the exercise of employee stock options in the ordinary course of business); or

(iv) any merger, consolidation, business combination, share exchange, reorganization or similar transaction involving Company or any direct or indirect subsidiary of Company.

(c) “No-Shop Period” shall mean the period commencing upon execution of this letter and ending at 5:00 p.m., Pacific time, on May 31, 2016.

Please confirm your agreement to the terms set forth in this letter by signing below. This letter agreement may be executed in any number of counterparts (including via facsimile, .pdf or other electronic means), each of which shall be an original as regards any party whose signature appears thereon and all of which together shall constitute one and the same instrument. This letter agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all parties reflected hereon as signatories.

Very truly yours, salesforce.com, inc.

By:	/s/ Burke F. Norton
Name: Burke F. Norton Title: Chief Legal Officer and Chief of Corporate Affairs Date: May 28, 2016

ACKNOWLEDGED AND AGREED: Demandware, Inc.

By:	/s/ Thomas D. Ebling
Name: Thomas D. Ebling Title: CEO Date: May 28, 2016

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